Exhibit 99.1

Locafy Reports 31% Revenue Growth for the First Nine Months of Fiscal 2026

- Subscription revenues increased 36% from the comparative year-ago period to$3.0 million

- Operating expenses decreased 13% from the comparative year-ago period

- Net Loss improved by $1.3 million, or 36% from the comparative year-ago period

PERTH, Australia – June 26, 2026 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service (SaaS) technology company specializing in location-based Search Engine Optimization (SEO) and Answer Engine Optimization (AEO) solutions, today reported financial results for the fiscal nine-month period ended March 31, 2026, with solid year-over-year improvements in all key metrics. All financial results are reported in Australian dollars (AUD).

Business Highlights

●	Subscription revenues increased by 36% on the back of core SEO/AEO product suite

●	Decreased operational expenses through automation and headcount reduction

●	Streamlined and automated product deployment

●	Preparing for launch of “Poseidon”, Locafy’s advanced AEO (SaaS) platform

Management Commentary

“Our results through the first nine months of fiscal 2026 reflect continued progress against the plan we put in place last year to grow revenue, improve margins and move toward profitability,” said Gavin Burnett, Chief Executive Officer of Locafy. “In addition to launching effective local SEO and AEO solutions into the market, we have made significant progress toward the release of Poseidon, our flagship AEO SaaS platform, which remains on track to launch in July 2026.

“The search landscape is rapidly evolving, with AI increasingly shaping how consumers discover and engage with businesses online. With Poseidon, we believe we have built a platform that will help businesses cost-effectively improve their visibility across traditional search engines, AI-driven search experiences and other digital discovery channels.

“As we look ahead, we believe Poseidon can become a central platform for marketing agencies and small business owners to manage key digital marketing functions, including local search, online advertising, review management and PR distribution, all from a single platform.”

Fiscal Nine-Month 2026 Financial Highlights

Results compare the fiscal nine-month ended results (March 31, 2026) to the same period in 2025 (March 31, 2025) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue was $3.1 million, compared to $2.4 million in the same year-ago period. Total operating revenue for the respective period was comprised of:

○	Subscription revenue was $3.0 million, compared to $2.2 million in the same year-ago period. This increase was mainly due to the launch of our Localizer product.

○	Advertising revenue was $78,000, compared to $117,000 in the same year-ago period.

○	Services revenue was $58,000, compared to $47,000 in the same year-ago period.

●	Other income was $38,000, compared to $257,000 in the same year-ago period. This variance is attributed to the Company’s assessment of the extent and likelihood of its ability to claim a Research & Development tax incentive in Australia for non-capitalized expenditure.

●	Total operating expenses were $5.2 million, compared to $5.9 million in the same year-ago period. Localizer sales were particularly strong through our Partner sales channel, leading to higher Partner commissions reflected in marketing expenses. Overall, marketing expenses increased to $504,000 compared to $91,000 in the year ago period. Share based payments expenses decreased by 80.4% to $278,000 (2025: $1.4 million) largely due to the expenses in the same year-ago period being non-recurring.

●	Net loss totaled $2.2 million, or $1.16 per share, compared to net loss of $3.5 million, or $2.19 per share, in the comparable year-ago period.

Key Performance Indicators (KPIs)

Unless otherwise stated, KPI data is as of the 2026 fiscal third quarter ended (March 31, 2026).

●	Monthly recurring revenue (MRR) for the 2026 fiscal third quarter was $399,000 per month, up 9.2% from 2026 fiscal second quarter and up 53.0% from the comparable year ago period.

For more information, please see Locafy’s investor relations website at investors.locafy.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to accelerate visibility and prominence for local, national and brand focused businesses in both online and AI search engines using advanced SEO techniques, technologies and AI driven automation. For more information, please visit www.locafy.com.

About Key Performance Indicators

Locafy defines MRR as the value of all recurring subscription contracts with active entitlements as at the end of each month. MRR across a period is the average of each month’s MRR within that period.

The Company may introduce additional KPIs in future quarters if deemed relevant long-term indicators of performance.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors and risk factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on November 12, 2025, and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Matt Glover

Gateway Investor Relations

(949) 574-3860

LCFY@gateway-grp.com

-Financial Tables to Follow-

Locafy Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	6 months to 31 Dec 2025 AUD $ (unaudited)	3 months to 31 Mar 2026 AUD $ (unaudited)	9 months to 31 Mar 2026 AUD $ (unaudited)	9 months to 31 Mar 2025 AUD $ (unaudited)
Revenue	1,910,867	1,199,988	3,110,855	2,374,121
Other income	25,274	12,583	37,857	256,594

Operational expenses
Technology expense	(625,881)	(365,004)	(990,885)	(943,946)
Employee benefits expense	(842,132)	(525,573)	(1,367,705)	(1,295,118)
Share based payments expense	(56,667)	(222,108)	(278,775)	(1,422,547)
Occupancy expense	(52,519)	(13,004)	(65,523)	(79,333)
Marketing expense	(298,091)	(205,604)	(503,695)	(90,809)
Consultancy expense	(428,546)	(264,743)	(693,289)	(613,087)
Other expenses	(182,612)	(86,509)	(269,121)	(87,477)
Depreciation and amortization expense	(672,440)	(336,882)	(1,009,322)	(1,259,594)
Expected credit loss expense	(57,000)	-	(57,000)	(184,593)
Operating loss	(1,279,747)	(806,856)	(2,086,603)	(3,345,789)
Foreign exchange (loss) / gain	(17,399)	(66,418)	(83,817)	39,830
Financial cost	(50,704)	(22,615)	(73,319)	(173,024)
Loss before income tax	(1,347,850)	(895,889)	(2,243,739)	(3,478,983)
Income tax expense	-	-	-	-
Loss for the period after tax	(1,347,850)	(895,889)	(2,243,739)	(3,478,983)

Other comprehensive income
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations	14,079	14,393	28,472	(35,197)
Total comprehensive loss for the period	(1,333,771)	(881,496)	(2,215,267)	(3,514,180)

Earnings per share
Basic loss per share	(0.74)	(0.41)	(1.16)	(2.19)
Diluted loss per share	(0.74)	(0.41)	(1.16)	(2.19)

Locafy Limited

Consolidated Statement of Financial Position

	As at 31 Mar 2026 AUD $ (unaudited)	As at 31 Dec 2025 AUD $ (unaudited)	As at 30 Jun 2025 AUD $ (audited)
Assets
Current assets
Cash and cash equivalents	1,441,709	459,921	594,671
Trade and other receivables	732,722	430,197	876,347
Other assets	401,503	371,332	458,654
Total current assets	2,575,934	1,261,450	1,929,672
Non-current assets
Property, plant and equipment	57,071	51,701	98,016
Right of use assets	77,465	106,514	164,613
Intangible assets	3,736,645	3,582,284	3,634,794
Total non-current assets	3,871,181	3,740,499	3,897,423
Total assets	6,447,115	5,001,949	5,827,095

Liabilities
Current liabilities
Trade and other payables	560,192	450,265	382,473
Borrowings	244,680	327,265	427,280
Provisions	259,895	245,602	136,508
Accrued expenses	525,194	349,714	518,930
Lease liabilities	99,449	135,483	141,174
Contract and other liabilities	181,429	207,862	170,215
Total current liabilities	1,870,839	1,716,191	1,776,580
Non-current liabilities
Lease liabilities	-	-	62,736
Provisions	81,688	84,055	162,102
Total non-current liabilities	81,688	84,055	224,838
Total liabilities	1,952,527	1,800,246	2,001,418
Net assets	4,494,588	3,201,703	3,825,677

Equity
Issued capital	56,144,520	54,164,134	53,201,097
Reserves	725,603	517,216	756,377
Accumulated losses	(52,375,535)	(51,479,647)	(50,131,797)
Total equity	4,494,588	3,201,703	3,825,677

Locafy Limited

Consolidated Statement of Cash Flows

	6 months to 31 Dec 2025 AUD $ (unaudited)	3 months to 31 Mar 2026 AUD $ (unaudited)	9 months to 31 Mar 2026 AUD $ (unaudited)
Cash flows from operating activities
Receipts from customers (inclusive of GST)	1,899,195	719,251	2,618,446
Payments to suppliers and employees (inclusive of GST)	(1,993,616)	(1,067,398)	(3,061,014)
R&D Tax Incentive	571,418	-	571,418
Financial cost	(50,704)	(22,615)	(73,319)
Net cash used by operating activities	426,293	(370,762)	55,531

Cash flows from investing activities
Capitalised development costs	(1,086,934)	(246,249)	(1,333,183)
Purchase of intellectual property	-	(151,293)	(151,293)
Purchase of property, plant and equipment	-	(25,839)	(25,839)
Net cash used by investing activities	(1,086,934)	(423,381)	(1,510,315)

Cash flows from financing activities
Proceeds from issue of shares	781,582	1,976,699	2,758,281
Transaction costs on issuance of shares	(62,364)	(98,284)	(160,648)
Repayment of borrowings	(138,979)	(80,843)	(219,822)
Repayment of lease liabilities	(68,427)	(36,034)	(104,461)
Net cash from financing activities	511,812	1,761,538	2,273,350

Net increase in cash and cash equivalents	(148,829)	967,395	818,566
Net foreign exchange difference	14,079	14,393	28,472
Cash and cash equivalents at the beginning of the period	594,671	459,921	594,671
Cash and cash equivalents at the end of the period	459,921	1,441,709	1,441,709